UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ANTHERA PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03674U 102

(CUSIP Number)

Alan E. Salzman

VantagePoint Venture Partner

1001 Bayhill Drive, Suite 300

San Bruno, CA  94066

(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674U 102
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV (Q), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
5,843,089 (*)
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
5,843,089 (*)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,843,089 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
17.7%
14.	Type of Reporting Person (See Instructions)
PN

(*)  Includes 5,695,228 shares of Common Stock and 147,861 shares of Common Stock subject to currently exercisable warrants.

CUSIP No. 03674U 102
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
584,948 (*)
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
584,948 (*)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
584,948 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
1.8%
14.	Type of Reporting Person (See Instructions)
PN

(*)  Includes 570,147 shares of the Common Stock and 14,801 shares of Common Stock subject to currently exercisable warrants.

CUSIP No. 03674U 102
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV Principals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
21,277 (*)
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
21,277 (*)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,277 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
0.1%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes 20,739 shares of Common Stock and 538 shares of Common Stock subject to currently exercisable warrants.

CUSIP No. 03674U 102
1.	Names of Reporting Persons.
VantagePoint Venture Associates IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
6,467,943 (*)
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
6,467,943 (*)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,467,943 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
19.6%
14.	Type of Reporting Person (See Instructions)
OO

 (*)  Includes 6,286,114 shares of Common Stock and 181,829 shares of Common Stock subject to currently exercisable warrants and stock options that are exercisable within 60 days of the filing date of this Amendment No. 1.

CUSIP No. 03674U 102
1.	Names of Reporting Persons.
Alan E. Salzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Canada
	7.	Sole Voting Power
6,467,943 (*)
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
6,467,943 (*)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,467,943 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
19.6%
14.	Type of Reporting Person (See Instructions)
IN

 (*)  Includes 6,286,114 shares of Common Stock and 181,829 shares of Common Stock subject to currently exercisable warrants and stock options that are exercisable within 60 days of the filing date of this Amendment No. 1.

Item 1.    Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on March 12, 2010 (the “Original Schedule 13D” and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), on behalf of VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership (“VPVP IV (Q)”), VantagePoint Venture Partners IV, L.P., a Delaware limited partnership (“VPVP IV”), VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership (“VPVP IV Principals,” and together with VPVP IV (Q) and VPVP IV, the “VantagePoint Funds”), VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (“VP IV Venture Associates”), and Alan E. Salzman (Mr. Salzman, together with the VantagePoint Entities, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Anthera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 25801 Industrial Boulevard, Suite B, Hayward, California 94545.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable..

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are considering acquiring, and may seek to acquire, from the Issuer or others Common Stock or securities exercisable for or convertible into Common Stock to offset some or all of the dilution caused by the Issuer’s sale of Common Stock and warrants to purchase Common Stock as disclosed in the Issuer's Report on Form 8-K filed with the Commission on September 22, 2010.

Item 5.    Interest in Securities of the Issuer.

Clauses (a)-(b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) VPVP IV (Q) may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to have sole power to direct the voting and disposition of 5,843,089 shares of Common Stock, representing approximately 17.7%1 of the outstanding shares of Common Stock.

VPVP IV may be deemed, for purposes of Rule 13d-3, to have sole power to direct the voting and disposition of 584,948 shares of Common Stock, representing approximately 1.8%2 of the outstanding shares of Common Stock.

VPVP IV Principals may be deemed, for purposes of Rule 13d-3, to have sole power to direct the voting and disposition of 21,277 shares of Common Stock, representing approximately 0.1%3 of the outstanding shares of Common Stock.

VP IV Venture Associates, as the general partner of each of VPVP IV (Q), VPVP IV and VPVP IV Principals, may be deemed to have sole power to direct the voting and disposition of the 6,467,943 shares of Common Stock beneficially owned by VPVP IV (Q), VPVP and VPVP IV Principals or issuable upon the exercise of stock options granted to Ms. Annette Bianchi, over which VP IV Venture Associates has sole voting and investment power, in the aggregate, representing approximately 19.6%4 of the outstanding shares of Common Stock.

Mr. Alan Salzman, as a managing member of VP IV Venture Associates, may be deemed to have sole power to direct the voting and disposition of the 6,467,943 shares of Common Stock beneficially owned by VP IV Venture Associates, representing approximately 19.6%5 of the outstanding shares of Common Stock.

1 Based upon 32,816,374 shares of Common Stock outstanding (based upon 22,316,374 shares of Common Stock outstanding as of August 10, 2010 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2010, plus the 10,500,000 shares of Common Stock issued by the Issuer as disclosed in the Issuer's Report on Form 8-K filed with the Commission on September 22, 2010), plus 147,861 shares of Common Stock subject to currently exercisable warrants.
2 Based upon 32,816,374 shares of Common Stock outstanding (based upon 22,316,374 shares of Common Stock outstanding as of August 10, 2010 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2010, plus the 10,500,000 shares of Common Stock issued by the Issuer as disclosed in the Issuer's Report on Form 8-K filed with the Commission on September 22, 2010), plus 14,801 shares of Common Stock subject to currently exercisable warrants.
3 Based upon 32,816,374 shares of Common Stock outstanding (based upon 22,316,374 shares of Common Stock outstanding as of August 10, 2010 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2010, plus the 10,500,000 shares of Common Stock issued by the Issuer as disclosed in the Issuer's Report on Form 8-K filed with the Commission on September 22, 2010), plus 538 shares of Common Stock subject to currently exercisable warrants.
4 Based upon 32,816,374 shares of Common Stock outstanding (based upon 22,316,374 shares of Common Stock outstanding as of August 10, 2010 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2010, plus the 10,500,000 shares of Common Stock issued by the Issuer as disclosed in the Issuer's Report on Form 8-K filed with the Commission on September 22, 2010), plus 181,829 shares of Common Stock subject to currently exercisable warrants and stock options that are exercisable within 60 days of the filing date of this Amendment No. 1.
5 Based upon 32,816,374 shares of Common Stock outstanding (based upon 22,316,374 shares of Common Stock outstanding as of August 10, 2010 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2010, plus the 10,500,000 shares of Common Stock issued by the Issuer as disclosed in the Issuer's Report on Form 8-K filed with the Commission on September 22, 2010), plus 181,829 shares of Common Stock subject to currently exercisable warrants and stock options that are exercisable within 60 days of the filing date of this Amendment No. 1.

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2010
VantagePoint Venture Partners IV (Q), L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
By: /s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
By: /s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV Principals Fund, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
By: /s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member

VantagePoint Venture Associates IV, L.L.C
By: /s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member
/s/ Alan E. Salzman Alan E. Salzman